

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2010

<u>**via U.S. mail and facsimile**</u>

Mr. Dian Min Ma, Chief Executive Officer
China Ruitai International Holdings Co., Ltd.
Wenyang Town
Feicheng City
Shandong, China 271603

      RE: China Ruitai International Holdings Co., Ltd.
              Form 8-K Item 4.01
              Filed April 26, 2010
              Form 8-K/A Item 4.01
              Filed April 29, 2010
              File No. 0-04494

Dear Mr. Ma:

      We have completed our review of your filing and amendments and have no further comments at this time.

                            Sincerely,

                            Jenn Do
                            Staff Accountant